Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Commission File No. 333-141392

This filing relates to a corporate fact sheet distributed by Diversa Corporation (“Diversa”). Diversa has executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders.

Additional Information about the Merger and Where to Find It

On March 19, 2007, Diversa filed a registration statement on Form S-4 with the SEC that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials, because they contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions as well as additional information regarding these individuals is included in the proxy statement/prospectus referred to above. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa distributed the following corporate fact sheet March 21 through March 24, 2007 at the 2007 World Congress on Industrial Biotechnology & Bioprocessing.

DIVERSA

HARNESSING THE POWER OF ENZYMES

CORPORATE FACT SHEET

OVERVIEW

Since 1994, San Diego-based Diversa Corporation (NASDAQ: DVSA) has pioneered the development of high-performance specialty enzymes. The company possesses the world’s broadest array of enzymes derived from biodiverse environments as well as patented DirectEvolution® technologies. Diversa customizes enzymes for manufacturers within the biofuels, industrial, and health and nutrition markets to enable higher throughput, lower costs, and improved environmental outcomes. In early 2007, Diversa announced the execution of a definitive merger agreement with Celunol that the companies believe will accelerate the commercialization of affordable cellulosic biofuels.

DISCOVER MICROBIAL GENES

OPTIMIZE PROTEINS

COMMERCIALIZE NOVEL PRODUCTS

TECHNOLOGY

Locked within the smallest organisms that dwell within our planet’s diverse and often hostile ecosystems lies a critical key to improving today’s industrial processes – uniquely powerful enzymes. For millennia, microorganisms such as bacteria and fungi have carried out complex biological processes under the most demanding conditions through the use of enzymes. Until the advent of Diversa’s biotechnology, however, the power of these enzymes remained largely untapped.

Discovery. Diversa taps into a wide variety of extreme ecosystems, such as volcanoes, rain forests, and deep sea hydrothermal vents, to collect small samples from the environment to uncover novel enzymes produced by the microbes that dwell there. Because the harsh temperature and pH conditions in which these “extremophiles” live often mimic those found in today’s industrial processes, they are a rich source of potential products. Through the use of proprietary and patented technologies, Diversa extracts microbial DNA directly from collected samples to avoid the slow and often impossible task of trying to grow the microbes in a laboratory. The Company then mines this huge collection of microbial genes, numbering in the billions, using ultra high-throughput screening technologies with the goal of discovering unique enzymes.

Optimization. Once a candidate enzyme is identified, Diversa can apply its patented and industry-leading DirectEvolution® platform, Gene Site Saturation Mutagenesis™ (GSSM™) and GeneReassembly™ technologies, to enhance key performance characteristics. This combined discovery and optimization approach to laboratory evolution allows Diversa to make rapid and comprehensive changes to the DNA of novel enzymes, which often leads to products well-suited for demanding commercial applications.

HEADQUARTERS Diversa Corporation 4955 Directors Place San Diego, CA 92121 858.526.5000 www.diversa.com FINANCIAL HIGHLIGHTS Founded: 1994 NASDAQ Stock Symbol: DVSA Metrics (03.02.07) Shares Outstanding: 48.1M 52 week range: 6.44-12.43 Avg. volume (3m): 390,922 Market cap: $360M 2006 Revenues: ~$49M* Cash and Investments: ~$52M* (12.31.06) *unaudited Research Coverage J.P. Morgan Securities Jeffrey J. Zekauskas Karen J. Buchkovich-Sass UBS Warburg Jeff Cianci Frank Rybinski Standard & Poors Phillip Seligman Cantor Fitzgerald Pamela Bassett MANAGEMENT Edward T. Shonsey Chief Executive Officer Anthony E. Altig Chief Financial Officer William H. Baum Executive Vice President Patrick Simms Senior Vice President, Operations BOARD OF DIRECTORS James H. Cavanaugh, Ph.D. (Chairman) President, HealthCare Ventures LLC Peter Johnson Former CEO of Agouron Pharmaceuticals, Inc. Fernand Kaufmann, Ph.D. Former Senior Executive, The Dow Chemical Company Mark Leschly Managing Partner, Rho Capital Partners, Inc. Melvin I. Simon, Ph.D. Anne P. and Benjamin E. BiagginiProfessor of Biological Sciences, California Institute of Technology Cheryl A. Wenzinger Former Audit Partner, Deloitte & Touche LLP CONTACT Martin Sabarsky p/858.526.5166 f/858.526.5666 msabarsky@diversa.com

DIVERSA

BIOFUELS


DIVERSA
+
Celunol

Cellulosic biofuels — such as ethanol derived from the stems, stalks and leaves of plants — are increasingly viewed as one of the most promising solutions to high oil prices, lack of energy security and global climate change. Biomass feedstocks for cellulosic ethanol production are low cost, abundant and green. In particular, cellulosic ethanol uses significantly less energy to produce than grain ethanol or gasoline.

To meet this growing demand for cellulosic ethanol, Diversa has been developing new enzyme cocktails, FUELZYME™-CX, to convert a variety of biomass feedstocks to fermentable sugars with partners like Dupont, Syngenta and New Zealand's Crown Research Institutes.

In early 2007, Diversa announced the execution of a definitive merger agreement with Celunol to create the first company with integrated, end-to-end technologies to cost-effectively convert biomass into fuel ethanol. Celunol, utilizing novel fermentation organisms and a proprietary process, has constructed the nation's first pilot plant, and broken ground on the nation's first demonstration plant, to convert biomass feedstocks to ethanol. By combining our formidable technologies, we believe we can significantly accelerate the commercialization of affordable cellulosic biofuels from region specific feedstocks.

FUELZYME™-CX

FUELZYME™-LF

PURIFINE™

Diversa's initial biofuels product, FUELZYME™-LF enzyme, significantly improves the efficiency and economics of starch ethanol production by dramatically lowering the viscosity of corn starch at more ideal process temperature and pH conditions. Our Purifine™ enzyme product increases the efficiency of vegetable oil processing, which is potentially beneficial in the production of biodiesel.

Diversa also has entered into a new biofuels-targeted partnership with Syngenta in which Syngenta has exclusive access to enzymes from Diversa's platform to express in plants for enhanced cost-effective production.

SPECIALTY INDUSTRIAL PROCESSES

With our proprietary enzyme technologies, Diversa is well-positioned to catalyze changes in industrial processes through the application of cost-efficient, environmentally friendly enzymatic processes. In many industries, only incremental changes have been made since the Industrial Age, when natural resources were converted into products by energy-hungry mechanical processes and by harsh chemicals. Diversa is committed to changing production paradigms by developing enzymes to improve specialty industrial processes. Currently, Diversa's Luminase™ enzymes enhance pulp bleaching and Purifine™ enzymes enhance yield during the degumming of soybean oil and other vegetable oils.

Luminase™ PURIFINE™

HEALTH AND NUTRITION

Diversa has commercialized, Phyzyme™ XP, an animal feed enzyme designed to improve the availability of phosphorus from plant sources. This product, marketed by Danisco, enhances the nutritional value of animal feed while reducing phosphate use and pollution. Recently, Danisco launched Phyzyme™ XP TPT, a coated version of the enzyme product. This encapsulated enzyme provides unrivalled protection to the high temperatures that typically occur during the feed pelleting process without compromising enzyme activity in the animal's gut.

We have also launched Bayovac® SRS, a vaccine designed to treat an infectious disease in farmed salmon.

phyzyme™ XP Bayovac® SRS

KEY PARTNERS

syngenta, BASF, DUPONT, BUNGE, DANISCO, Bayer, DSM, Cargill, Givaudan, agresearch, SCION, FERMIC, National Institutes of Health

Forward-Looking Statements. Statements made in this document that are not strictly historical are "forward-looking" and involve a high degree of risk and uncertainty. These include statements related to the potential advantages, benefits, and capabilities of Diversa's technologies, Diversa's and its collaborators' abilities to develop effective and commercially viable product candidates and products, the potential advantages, benefits, and capabilities of Diversa's and its collaborators' products and product candidates, the timing for commercialization of Diversa's and its collaborators' products and product candidates, Diversa's goals and mission and prospects for achieving them, Diversa's strategies and its ability to effectively execute these to create shareholder value, the timing for Diversa's achieving profitability, if ever, Diversa's completion of the merger with Celunol and the combined company's ability to cost-effectively convert biomass to ethanol, all of which are prospective. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, risks involved with Diversa's new and uncertain technologies, risks associated with Diversa's dependence on patents and proprietary rights, risks associated with Diversa's protection and enforcement of its patents and proprietary rights, Diversa's dependence on existing collaborations and its ability to achieve milestones under existing and future collaboration agreements, the ability of Diversa and its collaborators to commercialize products (including by obtaining any required regulatory approvals) using Diversa's technologies and the timing for launching any commercialized products, the ability of Diversa and its collaborators to market and sell any products that it or they commercialize, the development or availability of competitive products or technologies, the future ability of Diversa to enter into and/or maintain collaboration and joint venture agreements and licenses and the risk that Diversa and Celunol will not complete their merger, including regulatory and stockholder approvals. These factors and others are more fully described in Diversa's filings with the Securities and Exchange Commission, including, but not limited to, Diversa's Annual Report on Form 10-K with the Securities and Exchange Commission on March 16, 2007 in connection with the proposed merger. These forward-looking statements speak only as of March 16, 2007. Diversa expressly disclaims any intent or obligation to update these forward-looking statements. DIVERSA, GENE SITE SATURATION MUTAGENESIS, GSSM, GENEREASSEMBLY, DIRECTEVOLUTION, LUMINASE, PURIFINE, FUELZYME-LF, FUELZYME-CX and their respective logos are registered trademarks or trademarks of Diversa Corporation in the U.S. and/or other countries. All other company and product names and logos may be trademarks of their respective companies. Copyright © 1999-2007 Diversa Corporation. All rights reserved.

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